(Translation)

               Copy of FY2007 Interim Dividend Notice Postal Card

(Front side)
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To All Shareholders:
                                                                November 8, 2006
                                                    Katsuaki Watanabe, President
                                                        TOYOTA MOTOR CORPORATION
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


             Notice of Resolution of the Board of Directors' Meeting
                     Concerning Payment of Interim Dividends


Dear Shareholder,

We hereby notify you that, at the Board of Directors' Meeting of TOYOTA MOTOR CORPORATION ( "TMC" ) held on November 7, 2006, the payment of FY2007 (from April 1, 2006 to March 31, 2007) interim dividends has been resolved as set forth below.

Sincerely yours,

Katsuaki Watanabe



In accordance with Article 32, Paragraph 2 of the Articles of Incorporation of TMC, we will distribute interim dividends to the shareholders or the registered share pledgees entered or recorded in the final register of shareholders (including the register of beneficial shareholders) as of the end of September 30, 2006 as follows.

1.    Interim dividend................................JPY 50 per share

2.    The effective date
      and the payment commencement date...............November 27, 2006 (Monday)






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                                  Notification

o Notice of postal transfer payment for the payment of interim dividends will be sent to your notified address on November 24, 2006 (Friday).

o For those who have chosen the "bank account transfer," we will follow the necessary procedures for the transfer of the interim dividends to your designated bank account on November 27, 2006 (Monday).


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(Reverse side)
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                                   Postal Card


                                                                Shin-Tokyo
                                                                  Office

                                                               --------------
                                                                Post Payment
                                                                  Postal







                            TOYOTA MOTOR CORPORATION
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          Transfer Agent: Mitsubishi UFJ Trust and Banking Corporation

          Contact address: Mitsubishi UFJ Trust and Banking Corporation
                           Corporate Agency Department

               10-11, Higashisuna 7-chome, Koto-ku, Tokyo 137-8081

                     Phone number: 0120-232-711 (Toll free)

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